FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number: 0-30150

----------------------------------------------------

(Translation of registrant's name into English)

24th Floor, 1111 W. Georgia Street, Vancouver, B.C., Canada, V6E 4M3

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1 2	News Release dated June 9, 2006 Material Change Report dated June 9, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2006	BUFFALO GOLD LTD. By: Damien Reynolds __________________________________ Name: Damien Reynolds, Title: Chairman of the Board of Directors

24th Floor, 1111 W. Georgia Street

Vancouver, BC, Canada V6E 4M3

Phone: 604.685.5492 Fax: 604.685.2536

www.buffalogold.ca

Trading Symbol:  TSXV – BUF.U

     OTC\BB  – BYBUF

Frankfurt – B4K

BUFFALO BEGINS DRILLING AT ITS HANNAH NICKEL-COPPER PROPERTY IN WESTERN AUSTRALIA AND APPOINTS NEW DIRECTORS

June 9, 2006 - Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to announce that reverse circulation percussion drilling will begin this week at it Hannah Nickel-Copper-PGE property in Western Australia.

The initial drill program at Hannah will be comprised of at least 500 metres and will focus on the main target, part of a six kilometre long magnetic anomaly with a coincident gravity anomaly.  First discovered by a major Australian mining company, the Hannah property was drill-tested but the single previous hole failed to reach the target depth. From geophysical modelling, the target depth has been estimated to be 450 metres.

Situated approximately 400 kilometres southeast of Kalgoorlie, the Hannah Project is located along a major structure, on the margin of the Fraser Mobile Belt with an interpreted Archaean Greenstone terrane to the east. Regionally the area has characteristics in the magnetics data that suggest it could contain several significant deposits hosted by mafic rocks. This is a similar setting to the Jinchuan Copper-Nickel deposit, one of the worlds leading nickel producers.

Buffalo has an exclusive option to acquire one granted and three exploration licence applications along the Fraser Mobile Belt that cover the Hannah target and five other significant targets in surrounding areas.

Buffalo’s Chairman, Damien Reynolds, said “We are pleased to begin drilling at Hannah, in parallel with our ongoing activities at Mount Kare Project in Papua New Guinea”.   Buffalo’s flagship Mount Kare property is being drilled concurrently as part of a pre-feasibility study.

Buffalo is also pleased to announce that Brian McEwen, P.Geol., and James Walchuck, P.Eng., have been appointed as directors of Buffalo Gold.

Mr. McEwen is Buffalo’s President and Chief Operating Officer and Mr. Walchuck has served on Buffalo’s Board of Advisors since February of this year.  In connection with these appointments, John Park has resigned as a director.

Buffalo also reports that it has terminated its option to acquire an interest in the Red Property in northwestern B.C. in order to focus on is Australasian exploration portfolio.

Buffalo Gold, headquartered in Vancouver, Canada is actively engaged in exploring and developing mineral properties in Australasia.  Management is dedicated to maximising shareholder value through growth strategies that emphasise careful opportunity assessment and vigilant project management.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit its website at www.buffalogold.ca.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

Damien Reynolds,

Chairman of the Board of Directors

and Chief Executive Officer

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or Tollfree: 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ACCURACY OF THIS PRESS RELEASE

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

24th Floor, 1111 W. Georgia Street

Vancouver, BC  V6E 4M3

Item 2

Date of Material Change

June 9, 2006

Item 3

News Release

A press release was issued on June 9, 2006, at Vancouver, B.C.

Item 4

Summary of Material Change

1.

Buffalo’s reverse circulation percussion drilling will begin this week at its Hannah Nickel-Copper-PGE property in Western Australia.

2.

Brian McEwen, P.Geol., and James Walchuck, P.Eng., have been appointed as directors and John Park has resigned as a director.

3.  Buffalo has terminated its option to acquire an interest in the Red Property in northwestern B.C. in order to focus on is Australasian exploration portfolio.

Item 5

Full Description of Material Change

Buffalo’s reverse circulation percussion drilling will begin this week at its Hannah Nickel-Copper-PGE property in Western Australia.

The initial drill program at Hannah will be comprised of at least 500 metres and will focus on the main target, part of a six kilometre long magnetic anomaly with a coincident gravity anomaly.  First discovered by a major Australian mining company, the Hannah property was drill-tested but the single previous hole failed to reach the target depth. From geophysical modelling, the target depth has been estimated to be 450 metres.

Situated approximately 400 kilometres southeast of Kalgoorlie, the Hannah Project is located along a major structure, on the margin of the Fraser Mobile Belt with an interpreted Archaean Greenstone terrane to the east. Regionally the area has characteristics in the magnetics data that suggest it could contain several significant deposits hosted by mafic rocks. This is a similar setting to the Jinchuan Copper-Nickel deposit, one of the worlds leading nickel producers.

Buffalo has an exclusive option to acquire one granted and three exploration licence applications along the Fraser Mobile Belt that cover the Hannah target and five other significant targets in surrounding areas.

Buffalo’s Chairman, Damien Reynolds, said “We are pleased to begin drilling at Hannah, in parallel with our ongoing activities at Mount Kare Project in Papua New Guinea”.   Buffalo’s flagship Mount Kare property is being drilled concurrently as part of a pre-feasibility study.

Buffalo is also pleased to announce that Brian McEwen, P.Geol., and James Walchuck, P.Eng., have been appointed as directors of Buffalo Gold.

Mr. McEwen is Buffalo’s President and Chief Operating Officer and Mr. Walchuck has served on Buffalo’s Board of Advisors since February of this year.  In connection with these appointments, John Park has resigned as a director.

Buffalo also reports that it has terminated its option to acquire an interest in the Red Property in northwestern B.C. in order to focus on is Australasian exploration portfolio.

Buffalo Gold, headquartered in Vancouver, Canada is actively engaged in exploring and developing mineral properties in Australasia.  Management is dedicated to maximising shareholder value through growth strategies that emphasise careful opportunity assessment and vigilant project management.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit its website at www.buffalogold.ca.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9

Date of Report

June 9, 2006

BUFFALO GOLD LTD.

Per:  Damien Reynolds

Damien Reynolds,

Chairman of the Board of Directors